Exhibit (a)(1)(v)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to (and no tenders will be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities,“blue sky” or other laws of such jurisdiction. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdictions in compliance with such applicable laws. In those jurisdictions, if any, where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(including the associated rights to purchase Series A Preferred Stock attached thereto)

of

HARRIS INTERACTIVE INC.

at

$2.00 Net Per Share (as may be adjusted upward or downward as described below)

by

PRIME ACQUISITION CORP.

a wholly owned subsidiary of

NIELSEN HOLDINGS N.V.

Prime Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Nielsen Holdings N.V. (“Nielsen”), a company formed under the laws of the Netherlands, is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (including the associated rights to purchase shares of Series A Preferred Stock issued pursuant to the Rights Agreement (as defined in the Offer to Purchase (as defined below)) attached to such shares, the “Shares”), of Harris Interactive Inc. (“Harris Interactive”), a Delaware corporation, at a price of $2.00 per Share, as may be adjusted upward or downward as described below, net to the seller in cash (such price, as so adjusted as set forth below, if applicable, the “Offer Price”), without interest, less any applicable withholding taxes. The Offer Price (x) will be increased if the World Wide Cash Adjusted Amount (as defined in and determined in accordance with the Merger Agreement (as defined below)) is greater than $9,350,000, with such increase to be an amount equal to the quotient (rounded to the nearest whole $0.01) of (A) the amount by which the World Wide Cash Adjusted Amount exceeds $9,300,000 divided by (B) the number of Shares issued and outstanding as of January 9, 2014 (determined on a Fully Diluted (as defined in the Merger Agreement) basis), (y) will be decreased if the World Wide Cash Adjusted Amount is less than $9,250,000, with such decrease to be an amount equal to the quotient (rounded to the nearest whole $0.01) of (A) the amount by which the World Wide Cash Adjusted Amount is less than $9,300,000 divided by (B) the number of Shares issued and outstanding as of January 9, 2014 (determined on a Fully Diluted basis) and (z) will not be adjusted if the World Wide Cash Adjusted Amount is more than or equal to $9,250,000 and less than or equal to $9,350,000. This offer is being made upon the terms and subject to the conditions set forth in the offer to purchase, dated December 10, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 29, 2014 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON JANUARY 29, 2014), UNLESS THE OFFER IS EXTENDED

As further described in the Offer to Purchase, (A) the “World Wide Cash Adjusted Amount” is the average of the actual or projected, as applicable, End of Day Cash and Cash Equivalents (as defined and determined in accordance with the Merger Agreement) held by Harris Interactive and its subsidiaries at the end of each business day from January 2, 2014 through January 15, 2014 less certain fees and expenses (as identified and defined in the Merger Agreement) of Harris Interactive incurred in connection with the transactions contemplated by the Merger Agreement along with other reductions for other payments, costs and amounts, all as identified and defined in the Merger Agreement and more fully described in Section 11 — “The Merger Agreement; Other Agreements — The Offer Price and Potential Adjustments to the Offer Price” of the Offer to Purchase and (B) “Fully Diluted” means, without duplication, all outstanding Shares, all Shares issuable in respect of all outstanding securities convertible into or exchangeable for Shares and all Shares issuable in respect of all outstanding options and other rights to acquire Shares (including all fully vested Options (as defined in the Merger Agreement) with an per share exercise price that is less than the Offer Price and Restricted Shares (as defined in the Merger Agreement), but excluding any Options that have a per share exercise price that is equal to or greater than the Offer Price), as more fully described in Section 11 — “The Merger Agreement; Other Agreements — The Offer Price and Potential Adjustments to the Offer Price” of the Offer to Purchase.

No later than 9:00 A.M. New York City Time on the business day following final determination of the World Wide Cash Adjusted Amount in accordance with the procedures described in the Merger Agreement, Purchaser will announce any adjustment of the Offer Price to the holders of Shares, or, if applicable, Purchaser will announce that the Offer Price will not be adjusted. This announcement is expected to occur no earlier than January 10, 2014 and no later than January 21, 2014 pursuant to the terms of the Merger Agreement.

Tendering stockholders who are record owners of Shares and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees, commissions or, except as set forth in the Letter of Transmittal, stock transfer taxes on the sale of Shares to Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any service fees or commissions.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 25, 2013, by and among Nielsen, Purchaser and Harris Interactive (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”). Subject to the provisions of the Merger Agreement, as soon as possible following the consummation of the Offer, without a meeting of stockholders of Harris Interactive in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (“Delaware Law”), Purchaser, Nielsen and Harris Interactive have agreed to take all necessary and appropriate action to cause Purchaser to merge with and into Harris Interactive (the “Merger”), with Harris Interactive continuing as the surviving corporation and as a wholly owned subsidiary of Nielsen. At the effective time of the Merger, each Share outstanding immediately prior to the Effective Time will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes, except as provided in the Merger Agreement with respect to Shares owned by Nielsen, Harris Interactive or their respective subsidiaries or Shares that are held by any stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Delaware Law.

The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is not subject to any financing condition. The Offer is conditioned upon (i) there being validly tendered in accordance with the terms of the Offer and not properly withdrawn prior to the Expiration Date (as defined below) that number of Shares that, together with the Shares then owned (if any) by Nielsen or Purchaser, represents at least a majority of the Shares outstanding on a Fully Diluted basis (the “Minimum Condition”), (ii) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated, (iii) holders of Shares representing 13% or more of the outstanding Shares not having demanded (and not withdrawn) appraisal under Section 262 of Delaware Law for such Shares and (iv) the other conditions to the Offer described in the Offer to Purchase.

THE BOARD OF DIRECTORS OF HARRIS INTERACTIVE UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

THE BOARD OF DIRECTORS OF HARRIS INTERACTIVE HAS UNANIMOUSLY (1) AUTHORIZED, APPROVED AND ADOPTED THE MERGER AGREEMENT AND AUTHORIZED AND APPROVED THE CONSUMMATION OF THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND ALL AGREEMENTS AND DOCUMENTS RELATED THERETO AND CONTEMPLATED THEREBY, (2) DETERMINED THAT THE MERGER AGREEMENT IS ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF HARRIS INTERACTIVE AND ITS STOCKHOLDERS AND (3) RESOLVED TO RECOMMEND THAT HARRIS INTERACTIVE’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will promptly accept for payment and pay for all Shares validly tendered and not withdrawn prior to 12:00 midnight, New York City time, on January 29, 2014 (one minute after 11:59 P.M., New York City time, January 29, 2014), unless the Offer is extended or earlier terminated (such date and time, the “Expiration Date”, unless Purchaser extends the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event the “Expiration Date” will mean the latest date and time at which the Offer, as so extended by Purchaser, will expire). Pursuant to the Merger Agreement, Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or the NASDAQ Stock Market (“NASDAQ”) applicable to the Offer or for any period otherwise required by applicable law, and if any condition to the Offer is not satisfied or waived at any scheduled Expiration Date, Purchaser will extend the Offer for one or (as needed) more periods of five (5) business days each (or such shorter period as Harris Interactive agrees to or such longer period as Purchaser, Nielsen and Harris Interactive may agree); provided, however, that in no event will Purchaser be required to extend the Offer to a date later than March 31, 2014 (the “End Date”) and Purchaser’s obligation to extend the Offer is further limited as set forth below. For purposes of the Offer, as provided under the Securities Exchange Act of 1934, as amended (“Exchange Act”), a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, New York City time.

Following the announcement of the final determination of the World Wide Cash Adjusted Amount (as described above), (A) if the Offer Price will be adjusted and the date the Offer is scheduled to expire is less than ten (10) business days following notice of such adjustment, Purchaser will extend the Offer such that the Expiration Date is ten (10) business days following such notice and (B) if the Offer Price will not be adjusted and the date the Offer is scheduled to expire is less than five (5) business days following notice that there will be no adjustment to the Offer Price, Purchaser will extend the Offer such that the Expiration Date is five (5) business days following such notice.

Notwithstanding the second paragraph above, if at the end of any scheduled Expiration Date, all of the Offer Conditions are satisfied other than the Minimum Condition, then Purchaser is required to extend the Offer for an additional period of five (5) business days and, if at the end of such five (5) business day period, the Minimum Condition continues to not be satisfied, Purchaser will only be required to extend the Offer for one more period of five (5) business days; provided that if a third party acquisition proposal shall have been publicly announced or a tender offer or exchange offer shall have been commenced by a third party (and in each case not withdrawn), Purchaser will be required to extend the Offer for one or (as needed) more periods of five (5) business days each (or such shorter period as Harris Interactive agrees to or such longer period as Purchaser, Nielsen and Harris Interactive may agree) until the earlier of (i) February 28, 2014 and (ii) five (5) business days after the date such acquisition proposal or tender or exchange offer has been withdrawn, after which Purchaser shall not be required to extend the Offer; provided further, that in no event shall Purchaser be required to extend the Offer to a date later than the End Date.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof. In the case of an extension of the Offer, such announcement will be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. Each of the time periods described in this and the foregoing three paragraphs is calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders of record whose Shares have been accepted for payment. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or delay in making payment for Shares.

No alternative, conditional or contingent tenders will be accepted. There is no procedure for guaranteed delivery in the Offer. In order for a Harris Interactive stockholder to validly tender Shares pursuant to the Offer, the stockholder must follow one of the following procedures:

•	for Shares held as physical certificates, the certificates representing tendered Shares, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary before the Expiration Date; or

•	for Shares held in book-entry form, either a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in lieu of such Letter of Transmittal, and any other required documents, must be received by the Depositary, and such Shares must be delivered according to the book-entry transfer procedures described in the Offer to Purchase, in each case before the Expiration Date.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after February 7, 2014, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to

Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, Shares that have been properly withdrawn may be re-tendered at any time prior to the Expiration Date by following one of the procedures described the Offer to Purchase.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion. Purchaser reserves the absolute right to reject any and all tenders determined by Purchaser not to be in proper form or the acceptance for payment of which may, upon the advice of counsel, be unlawful.

None of Purchaser, the Depositary, the Information Agent (as defined below) or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by Purchaser in its sole discretion.

Harris Interactive has provided Purchaser with Harris Interactive’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Harris Interactive’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a United States Holder will recognize gain or loss in an amount equal to the difference between such United States Holder’s adjusted tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger and the amount of cash received therefor. For a more detailed description of certain United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its tax advisor about the particular tax consequences to such holder of tendering Shares into the Offer, exchanging Shares in the Merger or having Shares converted into the right to receive cash in the Merger.

The Offer to Purchase, the Letter of Transmittal and Harris Interactive’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Board of Directors of Harris Interactive and the reasons therefor) contain important information. Stockholders should carefully read these documents in their entirety before making a decision with respect to the Offer.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), may be contacted at the address and telephone numbers set forth below for questions and/or requests for additional copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials. Such copies will be furnished promptly at Purchaser’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

Except as set forth in the Offer to Purchase, neither Nielsen nor Purchaser will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, NY 10022

Stockholders may call toll free: 1-888-750-5834

Banks and Brokers may call collect: 1-212-750-5833

December 10, 2013